April 17, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Alyssa Wall and Mr. Dietrich King

Re: Greenlane Holdings, Inc.

Registration Statement on Form S-1

Filed March 21, 2025

File No. 333-286027

Dear Ms. Wall and Mr. King:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated April 3, 2025 (the “Comment Letter”) relating to the registration statement on Form S-1, which was submitted to the Commission by Greenlane Holdings, Inc. (the “Company” or “we”) on March 21, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Registration Statement on Form S-1

General

1.	We note that the shares of common stock registered for resale under this registration statement, if issued, would exceed the number of shares currently authorized for issuance. We further note that, pursuant to the proxy statement on Schedule 14A filed on March 7, 2025, you intend to hold a special meeting of stockholders on April 17, 2025 to enable you to amend the articles of incorporation to increase the authorized shares of Class A common stock from 600,000,000 shares to 1,800,000,000 shares.

●	Please confirm to us that you will not request acceleration of the effective date of this registration statement until you have obtained stockholder approval such that you have sufficient authorized shares to conduct the offering.
●	Additionally, please update your disclosure throughout the prospectus to discuss and reflect the special meeting and the increase of authorized shares, including, but not limited to, disclosure in the “Risk Factors” and “Description of Capital Stock” sections.

Response: As per our discussion, we advised you that we would not request acceleration of the effective date until we have received stockholder approval to have sufficient authorized shares to conduct the offering. We have now received shareholder approval and the amendment to increase the shares has now been made,. Please note that we filed an 8-K today disclosing such events. We have updated the S-1 to discuss and reflect the meeting and disclosed the amendment to the Certificate of Incorporation. See pages 52 (Risk Factors) and 61 (Description of Securities).

Because of the significant liquidated damages provisions it is very important for the Company to go effective on the S-1 as soon as possible. If you need anything at all, please let me know. Thank you for your cooperation.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at 516-459-8161 with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Arthur Marcus
Name:	Arthur Marcus, Esq.